Exhibit 99.1

Stellantis to Announce Full Year 2024 Results on February 26

AMSTERDAM, February 5, 2025 - Stellantis N.V. announced today that its Full Year 2024 Results will be released on Wednesday, February 26, 2025.

A live webcast and conference call of the Full Year 2024 Results will begin at 2:00 p.m. CET / 8:00 a.m. EST on Wednesday, February 26, 2025.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at www.stellantis.com at approximately 8:00 a.m. CET / 2:00 a.m. EST on Wednesday, February 26, 2025.

Details for accessing this presentation are available under the Investors section of the Stellantis corporate website. For those unable to participate in the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com